Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road

Central, Hong Kong

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States.

As representatives of the prospective underwriters

VIA EDGAR

August 10, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Re:                             OneConnect Financial Technology Co., Ltd. (CIK No. 0001780531)

Registration Statement on Form F-1, as amended (File No: 333-243710)

Dear Ladies and Gentlemen:

We hereby join OneConnect Financial Technology Co., Ltd. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 5:00 p.m., Eastern Daylight Time on August 12, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 300 copies of the Company’s preliminary prospectus dated August 10, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C. Morgan Stanley & Co. LLC

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Raghav Maliah
Name: Raghav Maliah
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
Name: Robert Holley
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]